UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 12 )*


                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)

                 CLASS B COMMON STOCK, $.22 par value per share
                         (Title of Class of Securities)

                                    013068101
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages

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CUSIP NO.  013068101                           13G     Page  2  of 4  Pages
          ------------
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     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       LEONARD H. LAVIN

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                    (a)
                                                                    (b)
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     3        SEC USE ONLY



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     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States

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                                    5      SOLE VOTING POWER

         NUMBER                                     3,027,251 **
       OF SHARES               ------------------------------------------------
      BENEFICIALLY                  6      SHARED VOTING POWER
        OWNED BY
         EACH                                         461,353 **
       REPORTING               ------------------------------------------------
         PERSON                     7      SOLE DISPOSITIVE POWER
          WITH
                                                    3,027,251 **
                               ------------------------------------------------
                                    8      SHARED DISPOSITIVE POWER

                                                      461,353 **

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     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,488,604 **
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    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

          Excluded are: 2,974,180 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for her benefit, and 267,340 Class A shares and 477,164 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren. Lavin disclaims beneficial ownership of such shares.
                                                                       X


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    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

                 20.81%**
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    12  TYPE OF REPORTING PERSON *

                 IN
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                   * SEE INSTRUCTIONS BEFORE FILLING OUT!


** Does not include 658,320 shares of the Issuer's Class A common stock,$.22 par value (the "Class A shares") beneficially owned by Mr. Lavin. All, but not less than all, of the Class A shares may be converted into Class B shares on a share for share basis at the option of the Issuer.

CUSIP No. 013068101                SCHEDULE 13G                     Page 3 of 4
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Item 1(a).    Name of Issuer:                        Alberto-Culver Company

Item 1(b).    Address of Issuer's Principal Executive Office:

                         2525 Armitage Avenue
                         Melrose Park, Illinois 60160

Item 2(a).    Name of Person Filing:             Leonard H. Lavin ("Lavin")

Item 2(b).    Address of Principal Business Office or, if None, Residence:

                         2525 Armitage Avenue
                         Melrose Park, Illinois 60160

Item 2(c).    Citizenship:                       United States citizen

Item 2(d).    Title of Class of Securities:

              Class B common stock, $.22 par value per share ("Class B shares")

Item 2(e).    CUSIP Number:                               013068101

Item 3.       Not Applicable

Item 4.       Ownership.

         (a)      Amount Beneficially Owned:                  3,488,604   (1)

         (b)      Percentage of Class:               20.81%

         (c)      Number of shares as to
                           which such person has:


          (i)  Sole power to vote:            3,027,251 Class B shares     (2)
         (ii)  Shared power to vote:            461,353 Class B shares     (3)
        (iii)  Sole power to dispose:         3,027,251 Class B shares     (2)
         (iv)  Shared power to dispose:         461,353 Class B shares     (3)




          (1) Does not include 658,320 Class A shares beneficially owned by Mr. Lavin.

          (2) Does not include 380,276 Class A shares held by Lavin as trustee of a revocable grantor trust. Also does not include: 2,974,180 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for her benefit, and 267,340 Class A shares and 477,164 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren.avin disclaims beneficial ownership of such shares.

          (3) 449,353 Class B shares are held as co-trustee with Carol L. Bernick of a grantor annuity trust for the benefit of Lavin and 12,000 are held in the name of Lavin Family Foundation, a charitable foundation of which Lavin is the President and a Director. Does not include 278,044 Class A shares held by Lavin Family Foundation.

CUSIP No. 013068101                SCHEDULE 13G                      Page 4 of 4
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Item 5.  Ownership of Five Percent or Less of a Class.

                           Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable.

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.

Item 10.          Certification.

                           Not Applicable.





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 12, 1996



Signature:  /s/ Leonard H. Lavin
            -----------------------
                Leonard H. Lavin



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